EXHIBIT 99.1

Norsk Hydro and WINGAS set up Joint Venture

Norsk Hydro, the Norwegian energy, aluminium and chemicals group, and the German gas transportation and supply company, WINGAS GmbH, have decided to set up a joint venture for the marketing and sales of natural gas in the UK.

The 50/50 joint venture company is called HydroWingas Limited. Subject to approval from the EU Competition Authority, it will start marketing and sales activities in the spring of 2004 and aim to rapidly expand its operations from then on. The company is planned to be based in Twickenham outside London. The scope of business is to sell natural gas directly to major industrial end customers as well as to redistributors. HydroWingas is an independent company and will purchase the required gas from the market, third parties or from the owners.

Since domestic production of natural gas is decreasing, the UK will become increasingly dependent on imports over the coming years. "By entering the market as a competitive and service-oriented supplier, we will be making a considerable contribution to the long-term, reliable supply of the country with natural gas, the energy of the future," explained Dr. Rainer Seele, spokesman for the WINGAS board of management. At the same time the joint venture will benefit early on from the UK market's resultant potential for growth.

"Both Hydro and Wingas wish to establish a UK presence. Joining forces also means cost effectiveness and complementarity in competence and experience," says Hilde Myrberg, Senior Vice President in Norsk Hydro. "As energy companies with considerable experience in Continental gas sales we wish, through HydroWingas, to establish a position in the UK and participate in the future energy supplies to this market, in particular on the background of the Ormen Lange field and pipeline development, Myrberg says.

Norsk Hydro (UK) Limited, the holding company for Hydro's interests in HydroWingas Limited as well as the majority of Norsk Hydro's subsidiaries in the UK is a 100% subsidiary of Norsk Hydro ASA. Norsk Hydro ASA is a public limited company incorporated in Norway and listed on the stock exchanges of New York, Oslo, Stockholm, London, Paris, Frankfurt, Dusseldorf, Hamburg, and Zurich. Norsk Hydro is active on a worldwide basis in the following three core business activities: (i) exploration, production, and distribution of oil, gas, and energy; (ii) production and sale of aluminium, and (iii) production and distribution of fertilizers and related chemicals.

WINGAS GmbH is based in Kassel, Germany, and is a joint venture of Wintershall (65%) and the Russian company OAO Gazprom (35%). The company has been active in the gas supply industry since 1990 and supplies natural gas to public utilities, major industrial enterprises and regional gas distribution companies via its network of pipelines that is now more than 2,000 kilometres in length.

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

          Tor Steinum           Hege Marie Norheim
Telephone (+47) 22 53 27 31     (+47) 22 53 81 25
Cellular  (+47) 95 08 39 33     (+47) 95 70 64 27
E-mail    Tor.Steinum@hydro.com hege.marie.norheim@hydro.com

Norsk Hydro ASA
Oil and Energy
N-0246 OSLO
Norway
Telephone: (+47) 22 53 81 05
Fax: (+47) 22 53 85 53
www.hydrooilandenergy.com